

adidas-Salomon

RECEIVED

2005 OCT 27 P 3:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

adidas-Salomon AG Postfach 1120 91072 Herzogenaurach Germany
Phone: (+49) 9132 84 2803 Fax: (+49) 9132 84 3219 gabriele.dirian@adidas.de
www.adidas-Group.com

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA



05012113

21.10.2005

SUPPL

adidas-Salomon AG
SEC Filing
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 82-42 78

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Press Release dated October 20, 2005 (Attachment No. 1)
- the Press Release dated October 13, 2005 (Attachment No. 2)
- the Press Release dated October 4, 2005 (Attachment No. 3)

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachment

Gabriele Dirian
Company Secretary

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

information

adidas-Salomon

For immediate release October 20, 2005

adidas-Salomon completes divestiture of Salomon to Amer Sports Corporation

Herzogenaurach – adidas-Salomon AG announced today that it has formally completed the divestiture of its Salomon business segment to the Amer Sports Corporation. As previously announced, the transaction value for the Salomon business segment is approximately € 485 million based on year-end 2004 figures. The final price will be adjusted in accordance with net assets as at September 30, 2005. Following the completion of the divestiture of the Salomon business segment on October 19, 2005, the Salomon segment will be deconsolidated at the beginning of the fourth quarter 2005.

The Salomon business segment includes the related subsidiaries and brands Salomon, Mavic, Bonfire, Arc'Teryx and Cliché. In conjunction with the transaction, adidas-Salomon and Amer have entered into collaboration agreements in order to ensure a smooth transition post closing.

"With the Salomon divestiture now complete, our organization is now devoting its energies to the adidas and TaylorMade brands and the next major steps lying ahead of us," said adidas-Salomon CEO Herbert Hainer. "The Salomon family of brands continues to offer considerable promise and we wish them all the best for their future."

adidas-Salomon is one of the global leaders within the sporting goods industry and offers a broad range of products with brands such as adidas and TaylorMade in its portfolio. Excluding the Salomon business segment, the adidas Group had 14,217 employees and reached sales of € 5.9 billion in 2004. The Group's net income attributable to shareholders from continuing and discontinued operations reached € 314 million in 2004. adidas-Salomon AG will remain the company's name for the time being. The change of the name to adidas AG is subject to shareholder approval and will be proposed to the Annual General Meeting in May 2006.

Media/IR Contacts:

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
corporate.press@adidas.de

information

adidas-Salomon

For immediate release **October 13, 2005**

adidas-Salomon receives all relevant antitrust clearances for divestiture of Salomon to Amer Sports Corporation

Herzogenaurach – adidas-Salomon AG today announced that it has received all relevant antitrust clearances for the divestiture of its Salomon business segment to the Amer Sports Corporation and the transaction is expected to close within the next week.

The Salomon business segment includes the related subsidiaries and brands Salomon, Mavic, Bonfire, Arc'Teryx and Cliché. As previously announced, the transaction value for the Salomon business segment is expected to be approximately € 485 million based on year-end 2004 figures. The final price will be adjusted in accordance with net assets as at September 30, 2005. adidas-Salomon does not expect these adjustments to have a material impact on the financial terms of the transaction. In conjunction with the transaction, adidas-Salomon and Amer will enter into collaboration agreements in order to ensure a smooth transition post closing.

"This transaction clearly creates a winning outcome for all parties. At adidas-Salomon, we are able to sharpen our focus and can now harness our resources even more efficiently going forward," said adidas-Salomon CEO Herbert Hainer.

adidas-Salomon is one of the global leaders within the sporting goods industry and offers a broad range of products with brands such as adidas and TaylorMade in its portfolio. Excluding the Salomon business segment, the adidas Group had 14,217 employees and reached sales of € 5.9 billion in 2004. The Group's net income attributable to shareholders from continuing and discontinued operations reached € 314 million in 2004. adidas-Salomon AG will remain the company's name for the time being. The change of the name to adidas AG is subject to shareholder approval and will be proposed to the Annual General Meeting in May 2006.

***

information

adidas-Salomon

Media/IR Contacts:

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
corporate.press@adidas.de
investor.relations@adidas.de

Media Relations
Jan Runau
Head of Corporate PR
Tel.: +49 (0) 9132 84-3830
Mobile: +49 (0) 160 884-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964
Mobile: +49 (0)160 884-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Please visit our corporate website: www.adidas-Salomon.com

Att. 5


adidas-Salomon

Information

For Immediate Release **October 4, 2005**

adidas-Salomon and Reebok Announce Expiration of Hart-Scott-Rodino Waiting Period for Proposed Acquisition

Herzogenaurach/Canton, MA – adidas-Salomon AG (DAX:ADSG.DE) and Reebok International Ltd. (NYSE:RBK) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, with respect to the proposed acquisition of Reebok by adidas-Salomon AG, has expired. As a result, no further anti-trust regulatory review will be necessary in the United States.

On August 3, 2005 adidas-Salomon and Reebok announced that their Boards of Directors had unanimously approved a definitive agreement under which adidas-Salomon would acquire all of the outstanding shares of Reebok for U.S. $59.00 per share in cash. The transaction value is approximately €3.1 billion (U.S. $3.8 billion) including the assumption of Reebok's net cash position.

As previously announced, the transaction is subject to customary closing conditions and regulatory approvals as well as authorization by Reebok shareholders. The companies believe that the transaction will close in the first half of 2006.

About adidas-Salomon AG

adidas-Salomon is one of the global leaders within the sporting goods industry and offers a broad range of products with brands such as adidas and TaylorMade in its portfolio. Excluding the Salomon business segment, which is planned for divestiture in mid-October, the adidas Group had 14,217 employees and reached sales of €5.9 billion in 2004. The Group's net income attributable to shareholders from continuing and discontinued operations reached €314 million in 2004.

About Reebok International Ltd.

Reebok International Ltd. (NYSE: RBK), headquartered in Canton, MA, is a leading worldwide designer, marketer and distributor of sports, fitness and casual footwear, apparel and equipment under the Reebok, Rockport, CCM, Jofa, Koho and Greg Norman brands. Sales for 2004 totaled approximately $3.8 billion. Reebok can be accessed on the World Wide Web at www.reebok.com.

adidas-Salomon

Information

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of adidas-Salomon's and Reebok's operations and financial results, the markets for adidas's and Reebok's products, the future development of adidas's and Reebok's businesses, and the contingencies and uncertainties to which adidas and Reebok may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on adidas and Reebok may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. Risks and uncertainties include, without limitation, the following: international, national and local general economic and market conditions; unanticipated shifts in consumer preferences in athletic footwear, apparel and hardware; competition; the ability to maintain advantageous licenses with our licensors; risks associated with our international sales, distribution and manufacturing; increases in raw material prices; our ability to manage and forecast our growth and inventories; the loss of significant customers and suppliers; the effect of currency fluctuations; responsiveness to existing and new products and distribution channels; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Reebok's and adidas's customers and suppliers to the transaction; the ability to promptly and effectively integrate the businesses of Reebok and adidas; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither adidas nor Reebok undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving adidas and Reebok. In connection with the proposed merger, Reebok has filed a preliminary proxy statement on September 21, 2005. **Before making any voting or investment decision, Reebok's stockholders and investors are urged to read the definitive proxy statement regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.** The preliminary proxy statement on file with the SEC and the definitive proxy statement and other documents to be filed with the SEC will be available free of charge at the SEC's website, www.sec.gov. Stockholders and investors in Reebok will also be able to obtain the proxy statement and other documents free of charge by directing their requests to: Office of Investor Relations, Reebok International Ltd., 1895 J.W. Foster Boulevard, Canton, MA 02021.

adidas-Salomon

Information

Reebok and its directors, executive officers and other members of management may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Reebok's directors and executive officers is available in Reebok's preliminary proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on March 8, 2005. Additional information regarding the interests of such potential participants is included in the preliminary proxy statement on file with the SEC and will be included in the definitive proxy statement when it becomes available.

adidas-Salomon AG Contacts:

Media Relations
Jan Runau
Head of Corporate PR
Tel.: +49 (0) 9132 84-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker (-4989)
Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Reebok International Ltd. Contacts:

Media Relations
Denise Kaigler
Senior Vice President and Chief Communications Officer
denise.kaigler@reebok.com
Tel.: 781-401-7869

Investor Relations
Neil Kerman
Vice President, Corporate Finance
neil.kerman@reebok.com
Tel.: 781-401-7152

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